09040929

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 15 2009
Washington, DC
110

SEC FILE NUMBER
8 - 51740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kotak Mahindra, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Main Street, Suite 310
(No. and Street)

White Plains	New York	10606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ravilochan Pola — (914) 997-6120
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ravilochan Pola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kotak Mahindra, Inc., as of March 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public

BELINDA HAUGHTON
Notary Public, State of New York
No. 01HA6179682
Qualified in Westchester County
Commission Expires Dec. 24, 2011

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2009

KOTAK MAHINDRA, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Kotak Mahindra, Inc.

We have audited the accompanying statement of financial condition of Kotak Mahindra, Inc. (the "Company") as of March 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kotak Mahindra, Inc. as of March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
April 22, 2009

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2009

ASSETS		
Cash and cash equivalents	$	3,675,669
Due from affiliates		118,484
Note receivable, affiliate		2,500,000
Other receivables		71,496
Office equipment, net of accumulated depreciation of $57,519		21,294
Prepaid taxes		293,968
Investment, at fair value		5,874
Other assets		51,668
	$	6,738,453
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities, accounts payable and accrued expenses	$	62,985
Stockholders' equity		
Common stock, $0.01 par value, authorized 2,000,000 shares, issued and outstanding 1,530,621 shares		15,306
Additional paid-in capital		742,501
Retained earnings		5,917,661
Total stockholders' equity		6,675,468
	$	6,738,453

See accompanying notes to financial statement.

KOTAK MAHINDRA, INC.

NOTES TO FINANCIAL STATEMENT

1. Organization and nature of business

Kotak Mahindra, Inc. (the "Company"), a majority owned subsidiary of Kotak Mahindra Bank Limited (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in agency transactions that are settled on a delivery versus payment basis. These include Indian shares that are executed and handled by its affiliate, Kotak Securities ("KS") and Global and American Depository Receipts (GDR's and ADR's) that are executed and handled by another affiliate, Kotak Mahindra (UK) Limited.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Office Equipment

Office equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over estimated useful lives between three and five years.

Revenue Recognition from Securities Transactions

The Company receives commissions for referring clients. Referral fees are based (a) on the month-end net asset value of the clients' holdings and (b) on the equity brokerage and derivative trades as a percentage of each trade. The percentage of commissions is determined based on a pre-defined fee structure agreed by the clients at the time of opening the accounts or as per the amendment. The Company also receives advisory fees for providing research to clients and records the income at the time the services are earned.

Income Taxes

The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS 109 requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of differences between the financial statement and tax bases of assets and liabilities, and for the expected future tax benefit to be derived from tax loss carryforwards. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company has adopted Financial Accounting Standards Board ("FASB") Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective April 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements", effective April 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-2, "Effective Date of FASB Statement No. 157", which delayed the effective date of SFAS No. 157 for certain non-financial assets and non-financial liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal year. The Company is in the process of evaluating the effect, if any, the adoption of FSP No. 157-2 will have on its results of operation or financial position.

At March 31, 2009, the Company holds an investment in the common stock of The NASDAQ Stock Market, Inc. This investment is a level 1 asset as valuations are based on quoted prices in an active market.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company had determined its discretionary bonus for the year ended March 31, 2008 to be $878,381. Due to uncertainties inherent in the estimation process, only $501,593 was paid, and the remaining balance of $376,788 was off-set during the current reporting period.

3. Related party transactions

The Company appointed Kotak Mahindra (UK) Limited, an affiliate, as its clearing agent to execute and process the settlement of its GDR and ADR business. For the year ended March 31, 2009, there were no commissions earned for transactions that cleared through Kotak Mahindra (UK). There were no amounts due from this affiliate at March 31, 2009 related to the GDR and ADR business.

The Company received referral fees from two affiliates who managed accounts referred to them by the Company. The Company had referral fees from affiliates of approximately $3,234,000 for the year ended March 31, 2009. Amounts due from the affiliates for referral fees at March 31, 2009 were approximately $110,000.

In November 2007, the Company provided a $2,500,000 three-month term loan to Kotak Mahindra International Limited, an affiliate, which was renewable upon notice. The note was last renewed in February 2009 and bears interest of 3.69% per annum and is due at the end of the term (April 30, 2009). Included in other revenues is interest income of approximately $129,000 of which $8,000 is included in due from affiliates.

4. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2009, the Company's net capital was approximately $3,618,000 which was approximately $3,518,000 in excess of its required net capital of $100,000.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and (k)(2)(ii), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Commitments

The Company has a non-cancelable operating lease for office facilities in New York, which expires in December 2009 and is subject to escalations for increases in real estate taxes and other operating costs. In September 2007, the Company entered into an operating lease for office facilities in San Francisco, with an automatic twelve-month renewal. The lease was renewed in November 2008. Monthly rent is $2,200 plus applicable taxes and other fixed charges.

Aggregate future minimum rental payments under the leases are as follows (assuming automatic twelve-month extension options are not renewed):

Year ending March 31,	
2010	$ 57,000

Office rent expense amounted to approximately $114,000 for the year ended March 31, 2009.

7. Off-balance-sheet risk and concentrations of credit risk

In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counter-party is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash in a financial institution in excess of the Federal Deposit Insurance Corporation coverage of up to $250,000 through December 31, 2009. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations. The Company does not believe that any losses will result from keeping its cash at the financial institution.